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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            THE CENTRIS GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                            THE CENTRIS GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
              (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   155904105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                JOSE A. VELASCO
              SENIOR VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER,
                         SECRETARY AND GENERAL COUNSEL
                            THE CENTRIS GROUP, INC.
                       650 TOWN CENTER DRIVE, SUITE 1600
                       COSTA MESA, CALIFORNIA 92626-1925
                                 (714) 549-1600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                            ------------------------

                                   COPIES TO:
                             THOMAS D. MAGILL, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                                JAMBOREE CENTER
                                IRVINE, CA 92614
                                 (949) 451-3800

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Centris Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626-1925. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.01 par value (including associated common stock purchase rights), of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated October 18, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by HCC Insurance Holdings, Inc., a Delaware corporation ("HCC"), and Merger Sub of Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of HCC ("Merger Subsidiary"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Company, dated as of May 24, 1990, as amended, (the "Rights" and, together with the Common Stock, the "Shares"), of the Company at a price of $12.50 per Share net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in Merger Subsidiary's Offer to Purchase, dated October 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of October 11, 1999 (the "Merger Agreement"), by and among HCC, Merger Subsidiary and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Merger Subsidiary will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of HCC (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by HCC, Merger Subsidiary, the Company or any of their wholly-owned subsidiaries and Shares held by shareholders (the "Shareholders") of the Company who will have properly perfected their dissenters' rights, if any, under Delaware law) will be converted into the right to receive the Offer Price.

     The Offer Documents indicate that the principal executive offices of HCC and Merger Subsidiary are located at c/o HCC Insurance Holdings, Inc., 13403 Northwest Freeway, Houston, Texas 77040-6094.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Except as described herein, in Annex A hereto, and in the exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Merger Subsidiary, its executive officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendation of the Company's Board of Directors, the Shareholders of the Company should be aware that certain members of the Company's Board of Directors and certain of the Company's officers have interests in the Offer and the Merger which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. Each of the members of the Company's

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

Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated March 31, 1999, relating to its May 12, 1999 Annual Meeting of Shareholders (the "Proxy Statement") under the headings "Compensation of Directors," "Compensation Committee Of The Board Of Directors Report On Executive Compensation," "Compensation Committee Interlocks And Insider Participation," "Compensation Of Executive Officers," "Employment Agreements With Named Executives" and "Related Transactions." A copy of the applicable portions of the Proxy Statement has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

     Upon consummation of the Offer, all outstanding Company stock options, whether vested or unvested, will be canceled. The holders of Company stock options, including the directors and executive officers of the Company, will receive a cash payment in connection with the cancellation of their options equal to the excess, if any, of $12.50 per Share over the applicable exercise price of their options. Pursuant to the Offer, the directors and executive officers of the Company will receive an aggregate of approximately $16,691,479 in cash for their Shares and Shares issuable upon exercise of outstanding stock options. As of October 11, 1999, the directors and executive officers of the Company as a group beneficially owned 1,963,962 Shares, or approximately 15.84% of the Shares, which includes Shares subject to options, whether vested or unvested, that could be canceled if the Offer is consummated. The Company has been informed by its directors and executive officers that they intend to tender pursuant to the Offer all Shares beneficially owned by them.

     On October 11, 1999, the Company entered into a consulting agreement (the "Consulting Agreement") with David L. Cargile pursuant to which Mr. Cargile will act as an independent consultant to the Company for a six-month period following his termination as a director and officer on the date that Merger Subsidiary accepts for payment at least a majority of the Shares pursuant to the Offer. The Company will pay Mr. Cargile an aggregate of $360,000 for his consulting services rendered to the Company and his agreements relating to nonsolicitation and confidentiality contained in the Consulting Agreement. This description of the Consulting Agreement is qualified in its entirety by reference to the text of such Consulting Agreement, a copy of which is attached as an exhibit to this
Schedule 14D-9 and is incorporated herein by reference.

     Set forth in the following table is the aggregate maximum amount of all termination, severance, COBRA payments, or other similar benefits to which the certain officers of the Company may be entitled in connection with the Merger and the other transactions contemplated in the Merger Agreement (not including any tax or tax gross up payment) or the cost of life insurance, AD&D or Long Term Disability Insurance. The costs for those are $0.18/$1,000; $0.02/$1,000; and $0.28/$1,000, respectively.

             EMPLOYEE               AMOUNT($)*
             --------               ----------
 1. David L. Cargile..............  2,031,000
 2. Charles M. Caporale...........    506,000
 3. Mark A. Carney................    532,000
 4. Edward D. Jones, III..........    291,000
 5. Howard S. Singer..............    585,000
 6. Jose A. Velasco...............    546,000
 7. Patricia S. Boisseranc........    149,000
 8. Linton R. Groke...............    159,000

             EMPLOYEE               AMOUNT($)*
             --------               ----------
 9. David L. Hubert...............    118,000
10. Barbara F. Stoner.............    156,000
11. Lorraine G. Schaefer..........     91,000
12. Timothy J. Barden.............    166,000
13. James A. Lalko................    115,000
14. James A. Roberson.............    158,000
15. Gretchen Hesse................    148,000
16. Andrew M. Weissert............     63,000

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*  rounded to nearest thousand

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     On May 17, 1999, the Company granted vested options to purchase 6,000
Shares at the price of $10.50 per Share to each of Roxani M. Gillespie, John F. Kooken, L. Steven Medgyesy and Charles L. Schultz, each a non-employee director of the Company.

THE MERGER AGREEMENT

     The following description of the Merger Agreement is qualified in its entirety by reference to the text of such Merger Agreement, a copy of which is attached as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Merger Subsidiary to accept for payment or pay for Shares is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in this Section. Pursuant to the Merger Agreement, HCC and Merger Subsidiary expressly reserve the right to waive the conditions to the Offer and to make any change in the terms or conditions of the Offer; provided, however, that without the prior written consent of the Company, no change may be made which (i) except as provided in the next sentence, extends the Offer; (ii) changes the form of consideration to be paid for the Shares;
(iii) decreases the price per Share or the number of Shares sought in the Offer;
(iv) imposes conditions to the Offer in addition to those set forth in Annex I to the Merger Agreement; (v) changes or waives the Minimum Condition; or (vi) makes any other change to any condition to the Offer set forth in the Annex I to the Merger Agreement which is materially adverse to the holders of Shares. Notwithstanding the foregoing, the Merger Agreement also provides that Merger Subsidiary may, without the consent of the Company, (i) extend the Offer Period until all of the conditions to Merger Subsidiary's obligation to purchase Shares shall be satisfied or waived, including, without limitation, any period required
(A) by any rule, regulation, interpretation, or position of the Commission or the staff thereof applicable to the Offer; or (B) pursuant to the HSR Act, shall have been determined; or (C) to obtain necessary approval of each state insurance regulatory agency required for consummation of the Offer; (ii) extend the Offer Period for a period of not more than ten Business Days beyond the expiration thereof, as such may be extended pursuant to subparagraph (i) hereof;
(iii) extend the Offer Period for an additional period of not more than ten Business Days beyond that permitted by subparagraphs (i) and (ii) hereof if on the date of such extension, less than 90% of the Fully Diluted Shares have been validly tendered and not properly withdrawn pursuant to the Offer; and (iv) extend the Offer Period for any reason for a period of not more than five Business Days beyond the latest Expiration Date that would be otherwise permitted under clauses (i), (ii), or (iii) of this sentence. Subject to the terms of the Offer in the Merger Agreement and the satisfaction (or waiver to the extent permitted by the Merger Agreement) of the conditions of the Offer, Merger Subsidiary shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the applicable expiration of the Offer.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms (but subject to the conditions) set forth in the Merger Agreement, Merger Subsidiary will be merged with and into the Company with the Company continuing as the surviving corporation. In the Merger, (i) each Share held by the Company as treasury stock or owned by HCC, Merger Subsidiary or any subsidiary of either of them immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in the Merger Agreement with respect to Shares as to which appraisal rights have been exercised, be converted into the right to receive $12.50 in cash without interest (the "Merger Consideration"). The Merger Agreement provides that the Merger will be consummated as soon as practicable after satisfaction of or, to the extent permitted thereunder, waiver of the conditions to the Merger and shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or, with the consent of the Independent Directors referred to below, at such later time as is specified in the certificate of merger.

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

     Board Representation. The Merger Agreement provides that, effective upon acceptance for payment by Merger Subsidiary of the Shares tendered pursuant to the Offer, HCC shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement); and (ii) the percentage that the number of Shares owned by HCC or Merger Subsidiary (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all action necessary to cause HCC's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors or seeking and accepting resignations of incumbent directors or both; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have one Independent Director. If the number of Independent Directors is reduced below one for any reason prior to the Effective Time, the departing Independent Director shall be entitled to designate a person to fill such vacancy. No action proposed to be taken by the Company to amend or terminate the Merger Agreement or the certificate of incorporation or by-laws of the Company or waive any action required to be taken by HCC or Merger Subsidiary shall be effective without the approval of the Independent Director. At such times, the Company will use its best efforts to cause individuals designated by HCC to constitute the same percentage as such individuals represent on the Company's Board of Directors of (i) each committee of the Board; (ii) each board of directors of each subsidiary; and (iii) each committee of each such board.

     The Merger Agreement provides that, from and after the Effective Time, the directors and officers of Merger Subsidiary at the Effective Time will be the initial directors and officers of the Surviving Corporation, each to hold office until his or her respective successors are duly elected or appointed and qualified in accordance with applicable law. Pursuant to the Merger Agreement, the by-laws of Merger Subsidiary, as in effect at the Effective Time, will be the by-laws of the Surviving Corporation until amended in accordance with applicable law, and the Certificate of Incorporation of Merger Subsidiary, as in effect at the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to the name of the Company.

     Shareholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its Shareholders to be held as soon as reasonably practicable following Merger Subsidiary's acquisition of Shares in the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Under the Merger Agreement, at any such meeting, HCC has agreed to make a quorum and to vote all Shares acquired in the Offer or otherwise beneficially owned by it in favor of adoption of the Merger Agreement.

     If the Minimum Condition is satisfied pursuant to the Offer, Merger Subsidiary will hold at least a majority of the outstanding Shares on a Fully Diluted Basis and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other Shareholder votes in favor thereof. If Merger Subsidiary obtains at least 90% of the outstanding Shares, it may effect the Merger without any notice to and without the authorization of the Shareholders of the Company pursuant to the "short-form" merger provisions of Delaware Law.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate organization, standing and power, capital structure, corporate authorization, governmental authorization, non-contravention, subsidiaries, Commission filings, financial statements, absence of certain changes, disclosure documents, undisclosed liabilities, absence of certain changes in stock or benefit plans, litigation, taxes, employee benefits, state takeover statutes, compliance with laws, contracts and debt instruments, opinion of financial advisor, interests of officers and directors, change of control, title to properties, Public Utility Holding Company Act, Year 2000, insurance, investments, investment company, internal controls, assumed and ceded reinsurance agreements, accounts with financial institutions, minute books, stock books, continuing business relationships, insurance reserves, environmental, intellectual property and technology and other matters.

     HCC and Merger Subsidiary have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, disclosure documents, financing and other matters.

     Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course in substantially the same manner as theretofore conducted and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing business shall be unimpaired at the Effective Time. The Company has further agreed to (i) comply in all material respects with all laws, statutes, ordinances, rules and regulations applicable to the Company;
(ii) take all commercially reasonable steps to preserve the current relationships of the Company with its brokers, reinsurance intermediaries, ceding companies, reinsurers, agents, managing general agents, suppliers and other persons with which the Company has significant business relationships; and
(iii) perform its obligations under all Reinsurance Agreements (as defined in the Merger Agreement), Contracts (as defined in the Merger Agreement) and commitments to which it is a party or by or to which it is bound or subject; and
(iv) require the Company's Accountants (as defined in the Merger Agreement) to conduct an interim quarterly review with a written report of the Company's Form 10-Q filings for the period ended September 30, 1999, in accordance with generally accepted auditing standards. The Company has further agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written approval of HCC, (i)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than in connection with the exercise of Company Options); (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Options); (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (iv) acquire or agree to acquire (including, without limitation, by merger, consolidation, or acquisitions of stock or assets) any business including through the acquisition of any interest in any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof; (v) mortgage or otherwise encumber or subject to any lien or, except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, license, transfer or otherwise dispose of any of the Company intellectual property rights or any other material properties or assets;
(vi) make or agree to make any new capital expenditures in excess of $100,000;
(vii) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (viii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or settle any lawsuit other than the payment, discharge, satisfaction or settlement, in the ordinary course of business consistent with past practice and in accordance with their terms and in an amount not to exceed $25,000, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (ix) commence a lawsuit other than (a) for the routine collection of bills or (b) in such cases where the Company in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of the Company's business, provided that the Company consults with HCC prior to filing such suit; (x)(a) hire any permanent employee or any other employee whose employment cannot be terminated at will without further payment or enter into or amend any employment or severance agreement or similar arrangements, (b) make any determination as to amounts payable under any plan, arrangement or agreement, providing for discretionary incentive compensation or bonus to any officer, director, employee or independent contractor of the Company or any of its

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

subsidiaries, (c) enter into, adopt, or amend (except as required in Sections
2.5 and 5.9 of the Merger Agreement) any agreement, arrangement, or benefit plan so as to increase the liability (whether or not contingent) of the Company or HCC or any of their subsidiaries or ERISA affiliates (as defined in the Merger Agreement) in respect of compensation or benefits except as may be required by law or (d) grant any options or increase any employee or director compensation;
(xi) amend, commute, terminate or waive any of its rights under any Reinsurance Agreement pursuant to which the Company has ceded or transferred any of its obligations or liabilities; (xii) conclude any negotiations relating to outstanding issues arising from the purchase of Seaboard Life Insurance Company
(USA) and VASA North America, Inc. or the sale of USF RE Insurance Company;
(xiii) make any material changes in their investment portfolio or investment guidelines; (xiv) authorize any of, or commit or agree to take any of, the foregoing actions; (xv) take or agree or commit to take any action that would make representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time; or (xvi) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.

     Access to Information. From the Execution Date until the Effective Time, the Company has agreed that it will, and has agreed to cause each of its subsidiaries to, (i) give HCC, its counsel, financial advisors, auditors and other authorized representatives full access (during normal business hours and upon reasonable notice) to the offices, properties, books and records of the Company and the subsidiaries; (ii) furnish to HCC, its counsel, financial advisors, auditors and other authorized representatives all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company has agreed that it will, and has agreed to cause each of its subsidiaries to, furnish (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws, (ii) a copy of each tax return, report and information statement filed by it during such period; and (iii) all other information concerning its business, assets, properties and personnel (including financial and operating data) as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with HCC in its investigation of the business of the Company and the subsidiaries; provided, however, that the parties have agreed that no investigation pursuant to this paragraph will affect any representation or warranty given by the Company in the Merger Agreement.

     From the Execution Date until the Effective Time, the Company has agreed to give HCC, its counsel, financial advisors, auditors and other authorized representatives full access (during normal business hours at their actual location) to all accounting, revenue, marketing, producer, processing, and other books, records and data in possession of Company, except such records or data which Company is prevented by contractual obligations with third parties from disclosing; provided, however, that in the event the Company is prohibited from making files or records available because of provisions of third party agreements, then the Company has agreed to inform HCC of the existence of such records, the parties thereto and the subject matter of such records.

     HCC and the Company have further agreed in the Merger Agreement that, from the Execution Date, the order issued in that certain litigation entitled The Centris Group, Inc. et al. v. HCC Benefits Corporation, et al. Civil Action No. 99-1-4866-28 in the Superior Court of Cobb County, State of Georgia (the "Kelbel Litigation") will be suspended except for the running of any time limitations on Kelbel's activities which shall continue and the restriction on Kelbel shall be of no further force and effect, provided, however, that if the Merger Agreement is terminated by HCC for any reason other than the occurrence of a Trigger Event (defined herein) such restrictions shall be reinstated. The parties have further agreed to use their best efforts to cause the Order in the Kelbel Litigation to be amended to conform to the terms provided in the Merger Agreement.

     Rights Plan. Pursuant to the Merger Agreement, the Company has agreed that upon execution of the Merger Agreement, it shall take necessary actions under the Rights Plan, including any required amendments to the Rights Plan, so that the commencement or consummation of the Offer, the grant or exercise of any rights under the Stock Option Agreement or the Shareholder Option Agreement or any other acts pursuant to such agreements, respectively, on the terms permitted thereunder, respectively, and as contemplated therein, respectively, will not cause (A) the Rights issued pursuant to the Rights Plan to become exercisable under the Rights Plan, (B) HCC, or any subsidiary of HCC, including Merger Subsidiary to be deemed a "10% Shareholder" (as defined in the Rights Plan) or (C) the "10% Stock Ownership Date" (as defined in the Rights
Plan) to occur; provided, however, that the Company shall not be required to make such amendments to the Rights Plan if, (i) HCC has not performed or complied in all material respects with the Merger Agreement prior to the consummation of the Offer; or (ii) the Company obtains, and there is in force from the Delaware Court of Chancery, an order permanently, preliminarily or temporarily declaring that the making of such amendments to the Rights Plan would be contrary to the fiduciary duties of the Board of Directors of the Company. The Merger Agreement further provides that in no event shall the Board of Directors of the Company make an amendment of the Rights Plan in favor of any other person without making such amendment in favor of HCC.

     Affirmative Actions. Pursuant to the Merger Agreement, the Company will retain an independent actuary (the "Actuary") which is acceptable to HCC to prepare an independent actuarial review of all aspects of the Company's business including, without limitation, the Company's property/casualty reserves, including discontinued operations, the medical lines business, recoverable value of the Company's notes receivable and indemnification obligations of the Company. Such actuarial study shall commence no later than five Business Days from the Execution Date and shall be completed no later than two Business Days after receipt of all regulatory approvals to the Merger from required state insurance regulatory agencies. The Company shall make the reserve adjustments to take such other charges, in accordance with GAAP and SAP, consistent with the findings of such actuarial review. Such adjustments and charges shall be recorded on the Company's books no later than three Business Days following the receipt from the Actuary of such review. The Company has further agreed to utilize reasonable commercial efforts and to cooperate with HCC in the establishment of underwriting standards for business commencing January 1, 2000.

     Termination of Benefit Plans. The Company has agreed in the Merger Agreement to terminate or cause to be terminated The Centris Group, Inc. Employees' Savings Plan and the VASA North America, Inc. 401(k) Profit Sharing Plan prior to the date on which the Company and/or its subsidiaries and ERISA affiliates become members of a "controlled group" with or under "common control" with HCC as such terms are defined in Section 414(b) and 414(c) of the Internal Revenue Code of 1986, as amended (the "Code").

     HSR Act Filings; Regulatory Filings; Efforts. Pursuant to the Merger Agreement, each of HCC and the Company has agreed to (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act with respect to the transactions contemplated by the Merger Agreement; (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") in respect of such filings or such transactions; and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws (as defined below) with respect to any such filing or any such transaction. Each of HCC and the Company has agreed, pursuant to the Merger Agreement, to promptly inform the other of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction. The Merger Agreement prohibits the Company from participating in any meeting (whether in person or by telephone) with any Governmental Entity in respect of any such filings, investigation, or other inquiry without HCC's consent and without giving HCC notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

     Each of HCC and the Company has agreed, pursuant to the Merger Agreement, to use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law, and, if by mutual agreement, HCC and the Company decide that litigation is in their best interests, each of HCC and the Company has agreed, pursuant to the Merger Agreement, to cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions. Pursuant to the Merger Agreement, each of HCC and the Company has agreed to use all commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Merger Agreement.

     Each of the parties has agreed in the Merger Agreement to promptly make or cause to be made the filings required of each such party or any of its subsidiaries under any insurance regulatory law or act in any state where such filing is required or, at the request of HCC, deemed advisable, and to comply at the earliest practicable date with any requests made by any insurance regulatory agency or any other Governmental Entity for additional information, documents or other material received by such party or any of its subsidiaries and to cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry or hearing of any such agency or other Governmental Entity under any insurance law relating to licensing, holding company applications, change in control, etc. with respect to any such filing or any such transaction. Each party has further agreed to promptly inform the other party of any communication with, and any proposed understanding, undertaking agreement with, any Governmental Entity or insurance agency regarding any such filings or any such transaction. The Company shall not participate in any meeting (whether, in person or by telephone) with any Governmental Entity or insurance regulatory agency in respect of any such filings, investigation, or other inquiry without HCC's consent and without giving HCC notice of the meeting, and to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

     Subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company, each of HCC and the Company has agreed, pursuant to the Merger Agreement, to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all other necessary registrations and filings (including other filings with Governmental Entities, if any); (ii) the obtaining of all necessary consents, approvals or waivers from third parties; (iii) the preparation of the Company Disclosure Documents (as defined in the Merger Agreement) and the Offer Documents (as defined in the Merger Agreement); and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of the Merger Agreement.

     Notwithstanding the foregoing, the Merger Agreement provides that (i) neither HCC nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets; (ii) neither HCC nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect (as defined in Section 15) on the business, assets, financial condition, results of operations or prospects of HCC and its subsidiaries or the Surviving Corporation after the Effective Time; (iii) neither the Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect; (iv) no party shall be required to agree to the imposition of, or to comply with, certain conditions, obligations or restrictions on HCC or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries; and
(v) neither HCC nor Merger Subsidiary shall be required to waive any of the conditions to the Offer or any of the conditions to the Merger.

     The Merger Agreement provides that each party will give prompt notice to the other party of (i) any representation or warranty made by such party contained in the Merger Agreement becoming untrue or inaccurate in any respect; or (ii) the failure by such party to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by such party under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

     The Merger Agreement provides that the Company will give prompt notice to HCC, and HCC or Merger Subsidiary will give prompt notice to the Company of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by the Merger Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting it or any of its subsidiaries which, if pending on the date of the Merger Agreement would have been required to have been disclosed pursuant to the representations and warranties of the Company or which relate to the consummation of the transactions contemplated by the Merger Agreement.

     Stock Options. The Merger Agreement provides that, at the time that Merger Subsidiary has accepted for payment all Shares validly transferred and not withdrawn pursuant to the Offer, each outstanding Company Option, whether vested or unvested, shall be canceled, and each holder of any such option shall be paid by Merger Subsidiary promptly for each such option an amount determined by multiplying (i) the excess, if any, of $12.50 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased had such holder exercised such option in full immediately prior to the time that Merger Subsidiary has accepted for payment all Shares validly transferred and not withdrawn pursuant to the Offer (as if such Company Option was exercisable in full). Notwithstanding any other provisions of the Merger Agreement, immediately after the acceptance for payment of Shares pursuant to the Offer no Company Options will remain outstanding.

     Pursuant to the Merger Agreement and as soon as practicable following the date of the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to (i) obtain any consents from holders of Company Options; and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by the Merger Agreement. Notwithstanding any other provision of the Merger Agreement, payment may be withheld in respect of any Company Option until necessary consents are obtained. All amounts payable pursuant to the Merger Agreement in respect of Company Options shall be subject to, and reduced by, any required withholding of taxes and shall be paid without interest.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed that, until the termination of the Merger Agreement, the Company and its subsidiaries will not, and will not authorize or permit the officers, directors, employees or other agents of the Company and its subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below); or (ii) subject to the fiduciary duties of the Board of Directors under applicable law, as advised in writing by Gibson, Dunn & Crutcher LLP, counsel to the Company, and in response to an unsolicited request that has been submitted to the Company's Board of Directors and determined to be a Superior Acquisition Proposal (as defined below), engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that has advised the Company that it may be considering making, or that has made, an Acquisition Proposal; provided, however, that the foregoing does not prohibit the Company's Board of Directors from taking and disclosing to the Company's Shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. The Company has agreed to promptly notify HCC after receipt of any Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that has advised the Company that it may be considering making, or that has made, an Acquisition Proposal and will keep HCC fully informed of the status and details of any such Acquisition Proposal, notice or request. "Acquisition Proposal"means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; and "Superior Acquisition Proposal" means an Acquisition Proposal which a majority of the Company's disinterested directors determines in its good faith judgment (based on the written advice of Advest) to be more favorable to the Company's Shareholders than the Offer or the Merger, and for which financing, to the extent required, is then committed.

     Agreement with respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement, after the Effective Time, HCC will cause the Surviving Corporation to indemnify and hold harmless the present and former officers, directors, employees and agents of the Company (the "Indemnified Parties") in respect of acts or omissions based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such Indemnified Party is or was a director, officer or employee of the Company, any of its subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as an officer, director, employee or agent of another corporation, partnership, trust or other enterprise; or (ii) the Merger Agreement, or any of the transactions contemplated thereby and all actions taken by an Indemnified Party in connection therewith. The parties also agreed to cooperate and use commercially reasonable efforts to defend against and respond to such proceedings to the extent set forth in the next sentence. After the Effective Time, HCC agreed to cause Surviving Corporation to indemnify and hold harmless, as and to the fullest extent permitted by the Company's Certificate of Incorporation and By-Laws in effect on the date of the Merger Agreement and by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time) (collectively, "Claims"), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Surviving Corporation; provided, however, that (1) the Surviving Corporation has the right to assume the defense thereof and upon such assumption the Surviving Corporation will not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by an Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and the Surviving Corporation will pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) the Surviving Corporation is obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) the Surviving Corporation will not be liable for any settlement effected without its prior written consent, and (4) the Surviving Corporation will have no obligation hereunder to any Indemnified Party when if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by the Certificate of Incorporation or By-Laws of the Company or its subsidiaries or applicable law. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Surviving Corporation thereof, provided, however, that the failure to so notify shall not affect the obligations of the Surviving Corporation under this provision except (and only) to the extent such failure to notify materially prejudices the Surviving Corporation. Furthermore, the Surviving Corporation agreed that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in the Company's Certificate of Incorporation or By-Laws or in the similar governing documents of any of the Company's subsidiaries as in effect as of the date of the Merger Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto; provided, however, that nothing contained in this provision will be deemed to preclude the liquidation; consolidation or merger of the Company or any subsidiary thereof, in which case all of such rights to indemnification and limitations on liability will be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against the Surviving Corporation. Nothing contained in this provision will be deemed to preclude any rights to indemnification or limitations on liability provided in the Company's Certificate of Incorporation or By-Laws or similar governing documents of the Surviving Corporation with respect to matters occurring subsequent to the Effective Time to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary. The Surviving Corporation agreed to use its commercially reasonable efforts to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of three years from the Effective Date by the directors' and officers' liability insurance policy maintained by the Surviving Corporation (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions of such existing policy and provided further that in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

     A copy of the applicable portions of the Company's Certificate of Incorporation and By-Laws has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

     Regulatory Filings. Pursuant to the terms of the Merger Agreement, the Company has agreed to commence preparation of and, consistent with past practice and on a timely basis, if required prior to the Closing Date, file with or submit to any insurance department or other Governmental Entity with which the Company is required to make such filings or submissions, and, if filed prior to the Closing Date, deliver to the HCC true and complete copies of, the quarterly statutory statement for each quarter of 1999 ended prior to the Closing Date, together with all related notes, exhibits and schedules thereto. The Company has agreed that all such quarterly statements filed with or submitted to any insurance department or Governmental Entity (i) shall be prepared from the books of account and other financial records of the Company; (ii) shall be filed with or submitted to such insurance departments and Governmental Entities, on forms prescribed or permitted thereby; (iii) shall be prepared in accordance with SAP applied on a basis consistent with the past practices of the Company (except as set forth in the notes, exhibits or schedules thereto), and shall comply on their respective dates of filing or submission with the laws of such jurisdictions; (iv) shall present fairly the statutory assets, liabilities, capital and surplus, results of operations and cash flows of the Company as of the dates thereof or for the periods covered thereby (subject to normal estimation of accruals and reserves and normal year-end audit adjustments); and
(v) shall not use any accounting practices that are permitted rather than prescribed by the insurance departments and regulatory authorities.

     Other Agreements. HCC has agreed that it will take all action necessary to cause Merger Subsidiary to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement.

     Employees. Except as otherwise provided in the Merger Agreement, HCC has agreed that it (or the Surviving Corporation) will be a successor employer with respect to, and assume sponsorship of (or cause the Surviving Corporation to assume sponsorship of), in accordance with their terms, all Benefit Plans previously delivered to HCC and all accrued benefits vested thereunder, other than Benefit Plans terminated prior to the Effective Time; it being understood and agreed by the parties that nothing in the Merger Agreement shall prevent HCC or the Surviving Corporation from terminating any such Benefit Plan in accordance with its terms or require HCC or the Surviving Corporation to incur any liability or assume any obligation other than liabilities and obligations under the terms of such plans as in effect on the Execution Date. The term "Benefit Plans" means any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock appreciation right, retirement, vacation, severance, disability, death benefit, hospitalization, medical, workers' compensation, disability, supplementary unemployment benefits, or other plan, arrangement or understanding (whether or not legally binding) or any employment agreement providing compensation or benefits to any current or former employee, officer, director or independent contractor of the Company or any of its subsidiaries or any beneficiary thereof or entered into, maintained or contributed to, as the case may be, by the Company or any of its subsidiaries.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions: (i) HCC or Merger Subsidiary shall have purchased Shares in an amount equal to at least the Minimum Condition pursuant to the Offer; (ii) if required by applicable law, the adoption of the Merger Agreement by the Shareholders of the Company in accordance with Delaware Law; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; (iv) any applicable waiting period under the HSR Act relating to the Merger shall have expired; (v) other than filing the certificate of merger in accordance with Delaware Law, all consents required to permit the consummation of the Merger shall have been filed, occurred or been obtained (other than those the failure to file, occur or obtain, in the aggregate, could not reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the Merger); (vi) each Governmental Entity having jurisdiction over the Company or any of its subsidiaries, their business, licenses or permits, shall have, where applicable, approved the transactions contemplated by the Merger Agreement and any "change of control" incidental thereto; (vii) each of the officers and employees whose names are specifically set forth on Annex II to the Merger Agreement shall have executed an agreement to remain in the employment of the Surviving Corporation for a period of up to 120 days after the Effective Time and as of the Effective Time, none of such persons listed on Annex II-A to the Merger Agreement and no more than two of those persons set forth on Annex II-B to the Merger Agreement shall have voluntarily terminated or terminated for Good Reason, as defined in the respective Severance Agreement entered into by each of such persons; and (viii) the Company shall have performed its obligations under Section 5.8 to the Merger Agreement. See "The Merger
Agreement -- Affirmative Actions".

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Shareholders of the Company) (i) by mutual written consent of the Company and HCC; (ii) by either the Company or HCC, if such party has received an opinion from its counsel that there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgement, injunction, order or decree enjoining HCC or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (iii) by either the Company or HCC (provided, however, that no party shall be entitled to terminate the Merger Agreement pursuant to this sub-clause (iii) as a result of its breach of this Merger Agreement), (x) if HCC or Merger Subsidiary shall have failed to commence the Offer within five Business Days following the date of the announcement of the Merger Agreement, (y) if HCC or Merger Subsidiary shall not have purchased any Shares pursuant to the Offer prior to February 29, 2000 (or, if the Offer shall have been extended by Merger Subsidiary pursuant to the Merger Agreement, on or prior to March 31, 2000) or (z) the Offer shall have been terminated without HCC or Merger Subsidiary having purchased any Shares pursuant to the Offer; (iv) by HCC upon the occurrence of any Trigger Event described in clauses (i) through (iv) under the heading "Fees and Expenses" below; (v) by the Company, upon the occurrence of any Trigger Event described in clause (i) under the heading "Fees and Expenses" below; and (vi) by either the Company or HCC, if the Merger has not been consummated by June 30, 2000 (provided, however, that the party seeking to terminate the Merger Agreement shall not have breached its obligations under the Merger Agreement in any material respect).

     Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses and there are no provisions for payment by the Company of the fees and expenses of HCC or Merger Subsidiary or vice versa or at any time prior to the consummation of the Offer as if made at and as of such time, if the Merger Agreement is terminated, except as stated below. The Company has agreed to pay HCC, at HCC's demand and sole election, a fee in immediately available funds equal to $6,000,000 (the "Termination Fee") promptly, but in no event later than one Business Day, after the termination of the Merger Agreement as a result of the occurrence of any of the events set forth below (each a "Trigger Event"): (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal; (ii) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than HCC or any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Shares or shall have acquired, directly or indirectly, at least 20% of the assets of the Company; (iii) any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is qualified as to materiality shall not have been true and correct when made or at any time prior to the consummation of the Offer as if made at and as of such time, or any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is not so qualified shall not have been true and correct in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time, or the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement; provided, however, that it shall not be a Trigger Event unless the breaches of the representations and warranties without regard to any materiality qualifier or threshold, and failure to perform or breach of any obligation, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect; or (iv) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified in a manner adverse to HCC or Merger Subsidiary its approval or recommendation of the Offer, the Merger into the Merger Agreement the Shareholder Option Agreement and Stock Option Agreement, in any such case whether or not such withdrawal or modification is required by the fiduciary duties of the Company's Board of Directors (or any special committee thereof). The Merger Agreement provides that if it is terminated as a result of the occurrence of a Trigger Event, in addition to the Termination Fee paid or payable by the Company to HCC pursuant to the forgoing, the Company shall assume and pay, or reimburse HCC for, all reasonable fees payable and expenses incurred by HCC (including the fees and expenses of its counsel in connection with the Merger Agreement and the transactions contemplated hereby), up to a maximum of $1,000,000 (the "Expense Reimbursement"). HCC shall not be entitled to the Termination Fee if HCC shall have exercised all or any part of the option granted to HCC in the Stock Option Agreement, but shall be limited to the Expense Reimbursement.

     Appraisal Rights. Shareholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, Shareholders at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under Delaware Law to dissent and demand appraisal of their Shares in accordance with Section 262 of Delaware Law.

     Under Delaware Law, dissenting Shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. The Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, HCC or Merger Subsidiary may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger).

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

SHAREHOLDER OPTION AGREEMENT

     The following description of the Shareholder Option Agreement is qualified in its entirety by reference to the text of such Shareholder Option Agreement, a copy of which is attached as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

     Grant of Stock Option. Under the Shareholder Option Agreement, certain Shareholders named therein (the "Principal Shareholders") have each granted Merger Subsidiary an irrevocable option to purchase, subject to the terms and conditions set forth in the Shareholder Option Agreement, for a price of $12.50 per Share in cash, such Principal Shareholder's Shares and any additional Shares acquired by such Shareholder in any capacity (whether by exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities or by means of a purchase, dividend, distribution or otherwise) (collectively, the "Shareholder Shares"). The Shareholder Option Agreement also provides that the number and kind of Shareholder Shares subject to the option and the purchase price therefor shall be appropriately and equitably adjusted in the event of changes in the Company's capital stock.

     Exercise of Option. Subject to the terms of the Shareholder Option Agreement, Merger Subsidiary has the right to exercise the option, in whole, but not in part, at any time after the date an Acquisition Proposal or a Superior Acquisition Proposal is successfully received and paid for in excess of 50% of the Fully Diluted Shares or a third party has otherwise acquired in excess of 50% of the Fully Diluted Shares. The Shareholder Option Agreement further provides that, once exercisable, the option must be exercised, if at all, within five Business Days.

     Agreement to Tender. Each of the Principal Shareholders has agreed to validly tender (or cause the record owner of such Shares to validly tender) such Principal Shareholder's Shares in the Offer within two days of the receipt of Merger Subsidiary's offer to purchase relating to the Offer. Each Principal Shareholder has agreed, in the Shareholder Option Agreement, upon receipt of written instructions from Merger Subsidiary, to deliver to the Depositary (i) a Letter of Transmittal with respect to such Principal Shareholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Principal Shareholder (but if such Shares are not accepted for payment or are withdrawn and are to be returned pursuant to the Offer, to return such Shares to such Principal Shareholder whereupon they shall continue to be held by such Principal Shareholder subject to the terms and conditions of the Shareholder Option Agreement); (ii) the certificates evidencing such Principal Shareholder's Shares; and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

     Conditions. The Principal Shareholders' obligations to sell their Shares (other than by tendering pursuant to the Offer) under the Shareholder Option Agreement are subject to the satisfaction of the following conditions: (i) the representations and warranties of Merger Subsidiary set forth in the Shareholder Option Agreement shall be true and correct in all material respects on the date of sale as if made on such date; (ii) if applicable, all waiting periods under the HSR Act to the exercise of the Stock Option shall have expired or been terminated; and (iii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining such exercise of the Stock Option.

     No Shopping. Each Principal Shareholder has further agreed to be bound to the obligation and the restrictions placed on him as a director of the Company pursuant to Section 5.4 of the Merger Agreement (this section is discussed herein under the title. See "The Merger Agreement -- Other Offers."

     Proxy. In entering into the Shareholder Option Agreement, each Principal Shareholder (i) revoked any and all previous proxies granted with respect to such Shareholders' Shares; and (ii) granted Merger Subsidiary a proxy to vote or consent at every annual, special or adjourned meeting, or solicitation of consents, of the Shareholders of the Company (including the right to sign its name as Shareholder to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require) (1) in favor of the adoption of the Merger Agreement and the Shareholder Option Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and Shareholder Option Agreement, (2) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement not being fulfilled, and (3) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement and the Shareholder Option Agreement. Each Shareholder also agreed to cause such Principal Shareholder's Shares that are outstanding and owned by it beneficially to be voted in accordance with the foregoing. The proxy granted under the Shareholder Option Agreement is irrevocable, but such proxy will be revoked upon termination of the Shareholder Option Agreement in accordance with its terms.

     Shareholders holding an aggregate of up to 1,011,835 Shares are parties to the Shareholder Option Agreement.

STOCK OPTION AGREEMENT

     The following description of the Stock Option Agreement, is qualified in its entirety by reference to the text of such Stock Option Agreement, a copy of which is attached as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

     Grant of Stock Option. Under the Stock Option Agreement, the Company granted HCC an option to purchase, subject to the terms and conditions set forth in the Stock Option Agreement, 19.9% of the Company's issued and outstanding Shares, at a price per Share equal to the Merger Consideration (the "HCC Option"). As of October 11, 1999, the HCC Option would be exercisable for 2,295,679 Shares. The HCC Option is exercisable and may be exercised in whole, or in part, at any time and from time to time, until the expiration of the HCC Option as provided in the Stock Option Agreement. The HCC Option shall only be exercisable if, at any time after October 11, 1999 and prior to the expiration of the HCC Option the Company enters into, or publicly announces its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal or Superior Acquisition Proposal. The HCC Option shall expire at 11:59 P.M. California time on the earlier of the fifth Business Day after the Acquisition Proposal or Superior Acquisition Proposal is terminated or December 31, 2000. The number of Shares of Common Stock of the Company exercisable pursuant to the terms of the HCC Option shall be appropriately adjusted to reflect any change in the Common Stock of the Company after the date of the Stock Option Agreement.

     Purchase of HCC Option by Company. The Stock Option Agreement provides that if, before the expiration of the HCC Option, there is either (i) an Acquisition Proposal which at any time becomes a Superior Acquisition Proposal (regardless of whether it is consummated); or (ii) the commencement of a tender offer or exchange offer for at least 20% of the Shares of Common Stock of the Company; or
(iii) the acquisition by any person or "group" (within the meaning of Rule 13d-5 under the Exchange Act) of at least 20% of the Shares (or rights to acquire shares) of Common Stock of the Company, then, in either event, for a period of 100 days after (x) such Acquisition Proposal becomes a Superior Acquisition Proposal or (y) such event occurs, but prior to the expiration of the HCC Option, HCC shall be entitled to sell the HCC Option to the Company and the Company shall be required to purchase the HCC Option from HCC, for $6,000,000 in cash against HCC's written acknowledgment that it has surrendered all of its rights to the HCC Option.

     Amendment of Rights Agreement. The Stock Option Agreement provides that the Company agreed that immediately prior to execution of such Agreement, it shall take all necessary action under the Rights Plan, including any required amendment thereto, so that the grant or exercise of the HCC Option on the terms permitted hereunder and as contemplated herein will not cause (i) the Rights to become exercisable under the Rights Plan; (ii) HCC, or any subsidiary of HCC, including Merger Subsidiary to be deemed a "10% Shareholder;" or (iii) the "10% Stock Ownership Date" to occur upon such consummation; provided, however, that the Company shall not be required to make such amendments to the Rights Plan if,
(x) HCC has not performed or complied in all material respects with the Stock Option Agreement prior to the exercise of the HCC Option or (y) the Company obtains, and there is in force from the Delaware Court of Chancery, an order permanently, preliminarily or temporarily declaring that the making of such amendments to the Rights Plan would be contrary to the fiduciary duties of the Board of Directors of the Company. Notwithstanding anything else contained herein, in no event shall the Board of Directors of the Company make any comparable amendment of the Rights Plan in favor of any other person without making such amendment in favor of HCC.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair, advisable to and in the best interests of the Company and its Shareholders, (b) approved the Offer and adopted the Merger

Agreement and the transactions contemplated thereby in accordance with Delaware Law, (c) resolved to recommend that the Shareholders accept the Offer and approve the Merger Agreement, and (d) taken all action necessary to render
Section 203 of Delaware Law inapplicable to the Offer and the Merger.

     (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

     Background. In January 1998, Stephen L. Way, the Chairman of the Board and Chief Executive Officer of HCC, contacted David L. Cargile, Chairman of the Board and Chief Executive Officer of the Company expressing HCC's interest in informal discussions about a possible business combination. An additional meeting was held in August 1998. The Company's Chief Executive Officer, after consultation with the Company's Board of Directors, advised HCC following those meetings that the Company was not for sale, and that it preferred to remain independent.

     On October 26, 1998 the Company received an unsolicited letter from HCC expressing HCC's interest in acquiring the Company in an all cash transaction with no financing contingencies, but this letter did not indicate a proposed price. The Company's Board of Directors considered HCC's letter and determined that it would not be appropriate to enter into conversations regarding a potential sale of the Company at that time. In a letter to Mr. Way dated November 12, 1998, the Company stated its reasons for its position, noting among other items, that the Company had several pending transactions and business initiatives, including the purchase of Seaboard Life Insurance Company (USA) and VASA North America, Inc. and the sale or restructuring of its property/casualty reinsurance operations.

     On January 11, 1999, HCC publicly offered to acquire the 92.2% of the Company it did not already own for $13.25 a share. Based on market conditions in the insurance industry and the medical stop-loss business particularly, and after reviewing the future prospects for the Company at the time, the Company concluded that the offer was not adequate. Accordingly, on January 27, 1999, the Company rejected the takeover bid, to which HCC responded by withdrawing its offer.

     Shortly after, but as a result of, HCC's unsolicited proposal, the Company received inquiries from several other parties who also expressed an interest in the possibility of a transaction with the Company. These parties were all large multinational insurance companies which were also involved in the medical stop-loss industry. The Company's Board concluded that it would be in the best interest of the Company's Shareholders to determine whether the Company should consider a sale to a buyer willing to pay a price that, in their judgment, reflected the value of the Company. In this connection, Advest, which was already providing financial advice to the Company, was engaged to act as the Company's principal agent and financial advisor should the Company pursue a strategic alliance or a business combination, including a sale of the Company to a third party.

     During the months of February and March 1999, the Company engaged in conversations with four large and well known insurance companies which had previously expressed an interest in the Company. Each of these parties signed a confidentiality agreement in order to obtain a memorandum prepared by Advest which included pro-forma projections and a financial analysis and valuation. During February and March 1999, members of the Company's senior management met with representatives of each of these companies to review the Advest materials, answer questions and provide additional information. Thereafter, the Company received preliminary non-binding indications of interest ranging from $16.00 to $19.50 per share. On March 31, 1999, the Company, in conjunction with releasing its 1998 Fourth Quarter and Year-End results, issued a statement stating that it was looking at its strategic options, including the possible sale of the Company.

     Two of these four companies conducted extensive due diligence reviews of the Company and its operations during April and May of 1999. The other two companies did not conduct due diligence. One of these other two other companies indicated early in the process a price range that was below the Company's minimum range. The second of these two companies objected to the terms under which its due diligence was to be conducted and imposed conditions that the Company would not be able to meet. For a variety of reasons, no formal proposals to acquire the Company or binding indications of interest were made by either of the two companies that conducted due diligence.

     In May 1999, five additional parties were identified by the Company as potential buyers, and each signed a confidentiality agreement and received a memorandum with updated pro-forma projections and a valuation analysis. Three of these companies were large insurance companies involved in the medical stop-loss business. The other two were also in insurance-related businesses. In addition, in August 1999, a further updated memorandum was sent to one of the first four companies at its request, but no further interest was expressed by that company after reviewing the revised materials. Conversations with the five additional potential acquirers were conducted through September 1999, which involved meetings and an exchange of information. However, none of these companies conducted due diligence on the Company, and no formal proposals or binding indications of interest were received from any of them. After actively marketing the Company to nine interested potential buyers from February 1999 to date, the Company had not received any formal proposals or binding indications of interest from any party other than HCC.

     During the period when the Company was involved in due diligence and conversations with the parties described above, HCC continued to intermittently express an interest in a transaction with the Company, directly and through its representatives. HCC was advised informally on various occasions and in writing on April 21, 1999, that it would not be in the best interests of the Company's Shareholders for the Company to have conversations with HCC under existing circumstances, i.e., while conversations were going on with other parties. On July 22, 1999, HCC sent the Company a letter indicating that it was prepared to offer to acquire the Company for a price ranging from $14 to $16 per Share, subject to completion of satisfactory due diligence. The Company responded in writing on July 26, 1999 indicating that it was prepared to proceed with a process that would allow both parties to determine whether a transaction could be accomplished on mutually acceptable terms and conditions. This process included HCC entering into a confidentiality agreement to protect the Company's competitive information, and a standstill provision to restrict HCC from acquiring additional Shares of the Company's stock. HCC and the Company had discussions by telephone and in person on a number of occasions between July 1 and September 15, 1999. Centris wrote to HCC on August 10, 1999 regarding a proposed confidentiality agreement and HCC replied to the issues raised by Centris on August 17, 1999. On August 22, 1999, HCC and the Company entered into a confidentiality agreement, including a six month standstill provision. HCC conducted preliminary due diligence concerning the affairs and activities of the Company from August 30 through September 1, 1999.

     Following HCC's preliminary due diligence, on September 9, 1999, the Chairman of the Board of HCC indicated to the Chairman of the Board of the Company that HCC was considering a cash tender offer price range of $11 to $12.60 per Share. After consultation with the Company's Board of Directors, the Company's Chairman of the Board advised HCC's Chairman of the Board that an offer price in that range would not be acceptable. Thereafter, on September 15, 1999, representatives of the Company met with representatives of HCC at which time HCC proposed an offer price of $13.25 per Share. The following day, the Company advised HCC that the Company was prepared to negotiate a definitive agreement for the proposed transaction based on the indicated $13.25 per Share price.

     From September 22, 1999 through September 24, 1999, meetings were held between representatives of HCC, including its legal advisors, and representatives of the Company, including its legal advisors, to negotiate the terms of a definitive merger agreement and related documents, and for HCC to conduct detailed due diligence. No agreement was reached and the negotiations were suspended. On September 29, 1999, the Chief Executive Officers of the Company and HCC met, at which time HCC indicated that it would be willing to pay a price range of $10.50 to $11.50 per Share for the Company's stock. HCC was advised that the price range would not be acceptable to the Company's Board of Directors. After discussions between the two companies' Chief Executive Officers, a price of $12.50 per Share was offered by HCC and the Company's Chief Executive Officer agreed to present that offer to the Company's Board of Directors for its consideration. Further negotiations by representatives of both companies to finalize the definitive agreements and additional due diligence by HCC took place between September 30, 1999 and October 3, 1999. On October 10, 1999, the Company's Board of Directors approved the $12.50 price per Share offer and authorized the Company to enter into the Merger Agreement, the Stock Option Agreement and the Shareholder Option Agreement and other related agreements. Such documents were finalized and executed on October 11, 1999. At approximately 8:00 a.m. New York City time on October 12, 1999, HCC and the Company issued separate press releases announcing the transaction.

     Factors Considered by the Board. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all Shareholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          1. The Board of Directors's belief, as a result of the Board of Directors's review of the Company's business, its financial condition and prospects, that the Offer and the Merger represent the most attractive financial alternative available to the Company's Shareholders based upon the efforts of management and its financial advisors over the last seven months to explore strategic alternatives and alliances, including the possible sale of the Company.

          2. The Board of Directors's judgment, after extensive consultation with its financial advisors, that the likelihood of receiving a more attractive offer was low, because of factors including, among other things:

             (a) a sharp decline from January through October 1999 in the book value multiples paid in insurance company acquisitions,

             (b) a prolonged selling period,

             (c) a significant number of managing general underwriters of medical stop loss have been put up for sale, creating a large supply available for acquisition, thereby depressing the price,

             (d) the Company's decline in earnings, book value, and projections, and

             (e) the general decline in prices of financial services stocks, specifically insurance company stocks.

          3. The opinion of Advest to the effect that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the $12.50 per Share consideration to be received by the Company's Shareholders pursuant to the Offer and the Merger is fair from a financial point of view to such Shareholders. THE FULL TEXT OF ADVEST'S OPINION IS ATTACHED AS ANNEX B HERETO AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

          4. The relationship of the $12.50 per Share Offer Price to the historical market prices for the Common Stock, including the fact that such price represents a 25.79% premium over the closing price of the Company's Common Stock on October 8, 1999, the last full trading day prior to the Board of Directors' approval of the Merger Agreement. In addition, the $12.50 per Share Offer Price represents a premium of 34.41% over the $9.30 per Share average closing price for the 30 trading days immediately preceding the Board of Directors' approval of the Merger Agreement.

          5. The fact that at the time of the Company's release of its 1998 fourth quarter and year-end results on March 31, 1999, the Board of Directors announced that it had instructed management and its advisors to explore a possible sale of the Company, that the Company engaged in a thorough process of soliciting indications of interest from prospective purchasers and that no prospective purchasers other than HCC had made a proposal for a transaction following that announcement.

          6. The Company's prospects if it were to remain independent, including information concerning the Company's business prospects, its financial performance and condition, particularly in the near future, legislative issues, the effect of new technology, its competitive position, as well as the risks inherent in remaining independent as a publicly held "smallcap" company.

          7. The likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of HCC, and that the proposed acquisition would be consummated more quickly than a stock-for-stock merger as compared to the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's employees, its customers and clients directly affecting its sales and operating results, (b) the progress of certain development projects and (c) the Company's stock price.

          8. The view of the Board of Directors, after consultation with its financial and legal advisors, that the terms of the Merger Agreement, including the amounts payable to Merger Subsidiary in the event of termination, would not materially deter bona fide acquisition proposals by third parties on more favorable terms.

          9. The availability of appraisal rights under Section 262 of Delaware Law to shareholders of the Company who dissent from the Merger.

     The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive but includes the material factors considered by the Board of Directors in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Advest as its financial advisor in connection with the Offer and the Merger. Pursuant to an engagement letter dated May 18, 1999 (the "Engagement Letter"), the Company has agreed to pay Advest upon consummation of a sale of the Company, including a sale pursuant to the transactions contemplated by the Merger Agreement, a total fee, payable in cash on closing, of 50 basis points of the total dollar amount of the sale (the "Transaction Fee"). The Company has not paid any part of the Transaction Fee to date.

     Pursuant to the Engagement Letter, the Company has agreed to pay Advest $250,000 upon delivery of Advest's opinion letter to the Company with respect to the fairness of the consideration to be received by the Shareholders in the Offer and the Merger.

     In addition to the foregoing compensation, pursuant to the Engagement Letter the Company has agreed to reimburse Advest for its reasonable out-of-pocket expenses (including fees and disbursements of its attorneys) and to indemnify it and certain related persons against certain liabilities arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Shareholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) The Company purchased 25,300 of its Shares at a price of $7.875 per Share and 400 Shares at a price of $7.8125 per Share during the past 60 days under the Company's share repurchase program. To the best of the Company's knowledge, no other transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates except that certain officers of the Company have acquired beneficial ownership of Shares under the Company's payroll deduction program and 401(k) Plan, which acquisitions are not material.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Merger Subsidiary pursuant to the Offer. Certain Shareholders are contractually obligated to tender their Shares to Merger Subsidiary pursuant to the Offer. See "Shareholder Option Agreement" elsewhere in this Statement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under Delaware Law, if Merger Subsidiary acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of Common Stock, Merger Subsidiary will be able to effect the Merger after consummation of the Offer without a vote of the Company's Shareholders. However, if Merger Subsidiary does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's Shareholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
   NUMBER                              DESCRIPTION
  -------                              -----------
      1        Agreement and Plan of Merger, dated as of October 11, 1999, among HCC Insurance Holdings, Inc., Merger Sub of Delaware,
               Inc. and The Centris Group, Inc.
      2        Shareholder Option Agreement, dated as of October 11, 1999, among Merger Sub of Delaware, Inc. and the shareholders of the Company named therein
      3        Stock Option Agreement, dated as of October 11, 1999,
               between HCC Insurance Holdings, Inc. and The Centris Group,
               Inc.
      4        Letter to Shareholders of The Centris Group, Inc., dated
               October 18, 1999*
      5        Confidentiality Agreement, dated August 22, 1999, between
               HCC Insurance Holdings, Inc. and The Centris Group, Inc.
      6        Consulting Agreement, dated as of October 11, 1999 between
               The Centris Group, Inc. and David L. Cargile
      7        Provisions regarding indemnification of directors and
               officers from the Company's Certificate of Incorporation and
               Bylaws
      8        Selected pages of the Company's Proxy Statement, dated March
               31, 1999, for the Annual Meeting of Shareholders on May 12,
               1999
ANNEX A        INFORMATION STATEMENT
ANNEX B        OPINION OF ADVEST, INC.

---------------

* Included with Schedule 14D-9 mailed to Shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:     /s/ DAVID L. CARGILE
                                            ------------------------------------
                                            David L. Cargile
                                            Chairman, President and Chief
                                              Executive Officer

Dated: October 18, 1999

                                                                         ANNEX A

                            THE CENTRIS GROUP, INC.
                       650 TOWN CENTER DRIVE, SUITE 1600
                       COSTA MESA, CALIFORNIA 92626-1925

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 18, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14-D-9") of The Centris Group, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Shares") at the close of business on or about October 18, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Merger Subsidiary (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On October 11, 1999, the Company, HCC Insurance Holdings, Inc., a Delaware corporation ("HCC"), and Merger Sub of Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of HCC (the "Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) HCC will cause the Merger Subsidiary, on HCC's behalf, to commence a tender offer (the "Offer") for all outstanding Shares at a price of $12.50 per Share, net to the seller in cash and without interest thereon, and (ii) the Merger Subsidiary will be merged with and into the Company (the "Merger"), and the Company will be the surviving legal entity. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of HCC.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Merger Subsidiary commenced the Offer on October 18, 1999. The Offer is scheduled to expire at Midnight, New York City time, on November 30, 1999, unless the Offer is extended.

GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of October 11, 1999, there were 11,536,076 Shares outstanding. The Company's Board of Directors currently consists of seven (7) members and is divided into three (3) classes. At each annual meeting of Shareholders, each director in the class to be elected is elected for a three (3) year term. Two directors are elected at two annual meetings and three directors are elected at the third annual meeting. The officers of the Company serve at the discretion of the Board.

PROPOSED CHANGES TO THE COMPANY'S BOARD OF DIRECTORS

     Pursuant to the Merger Agreement, effective upon acceptance for payment by Merger Subsidiary of the Shares tendered pursuant to the Offer, HCC shall be entitled to designate the number of directors (the "HCC Designees"), rounded up to the next whole number, on the Company's Board of Directors (the "Board") that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement); and (ii) the percentage that the number of Shares owned by HCC or Merger Subsidiary (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all action necessary to cause HCC's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors or seeking and accepting resignations of incumbent directors or both; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have one Independent Director. If the number of Independent Directors is reduced below one for any reason prior to the Effective Time, the departing Independent Director shall be entitled to designate a person to fill such vacancy. No action proposed to be taken by the Company to amend or terminate the Merger Agreement or the certificate of incorporation or by-laws of the Company or waive any action required to be taken by HCC or Merger Subsidiary shall be effective without the approval of the Independent Director. At such times, the Company will use its best efforts to cause individuals designated by HCC to constitute the same percentage as such individuals represent on the Company's Board of Directors of (i) each committee of the Board; (ii) each board of directors of each subsidiary; and (iii) each committee of each such board.

HCC DESIGNEES

     HCC has informed the Company that it will choose the HCC Designees from the persons listed below. HCC has also informed the Company that each of the HCC Designees has consented to act as a director, if so designated. Biographical information concerning each of the HCC Designees is presented below. Unless otherwise indicated below, the business address of each person is c/o Merger Subsidiary, 13403 Northwest Freeway, Houston, Texas 77040-6094 and each occupation set forth opposite an individual's name refers to employment with HCC. The following biographical information provided herein has been furnished by HCC, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                                     PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                AGE                      DURING PAST FIVE YEARS
             ----                ---               -----------------------------------
Stephen L. Way.................  50    Chairman of the Board and Chief Executive Officer of HCC
                                       since its organization in 1974. Mr. Way was President from
                                       HCC's founding until May 1996. Mr. Way is a director of
                                       Fresh Del Monte Produce, Inc. and a director of Bradstock
                                       Group plc.
James M. Berry.................  69    Director of HCC since March 1992. Mr. Berry is the retired
                                       Vice Chairman of NationsBank of Texas, N.A., a subsidiary of
                                       NationsBank, N.A. (now BankAmerica Corp.). Mr. Berry has
                                       been the Executive Vice-President, Finance of Belk, Inc.
                                       since May 1995. Mr. Berry also serves as a director of
                                       Williams-Sonoma, Inc.
Frank J. Bramanti..............  43    Director and Executive Vice President of HCC since 1982. Mr.
                                       Bramanti served as interim President from June 1997 to
                                       November 1997.
Marvin P. Bush.................  42    Director of HCC since May 1999. Mr. Bush is the President of
                                       Winston Capital Management, LLC and serves on the Board of
                                       Directors of Fresh Del Monte Produce, Inc. Mr. Bush is also a member of the Board of Trustees for the George Bush
                                       Presidential Library and recently served on the Board of
                                       Managers at the University of Virginia.
Patrick B. Collins.............  70    Director of HCC since December 1993. Mr. Collins is a
                                       retired partner of the international accounting firm of
                                       PricewaterhouseCoopers LLP, where he held that position from
                                       1967 through 1991. Mr. Collins also serves as a director of
                                       Transcoastal Marine Services, Inc.
James R. Crane.................  45    Director of HCC since May 1999. Mr. Crane is the Chief
                                       Executive Officer, President and Chairman of the Board of
                                       Directors of Eagle, USA AirFreight, Inc., the company he
                                       founded in 1984.
J. Robert Dickerson............  57    Mr. Dickerson is an attorney and has served as a Director of
                                       HCC since 1981.

                                                     PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS HELD
             NAME                AGE                      DURING PAST FIVE YEARS
             ----                ---               -----------------------------------
Edwin H. Frank, III............  50    Director of HCC since May 1993. Mr. Frank is the Chairman of
                                       File Control.Com. He was formerly the President of
                                       Underwriters Indemnity Holdings, Inc., a subsidiary of RLI
                                       Corporation, having served in such capacity from 1985 until
                                       1999.
Allan W. Fulkerson.............  66    Director of HCC since May 1997. Mr. Fulkerson is the
                                       President and director of Century Capital Management, Inc.
                                       and the President and a director of Massachusetts Fiduciary
                                       Advisors, Inc., and serves as Chairman and Trustee of
                                       Century Shares Trust. Mr. Fulkerson is also a director of
                                       Mutual Risk Management, Ltd., Terra Nova (Bermuda) Holdings,
                                       Ltd. and Wellington Underwriting plc.
Walter J. Lack.................  51    Director of HCC since 1981. Mr. Lack is an attorney and a
                                       shareholder in the law firm of Engstrom, Lipscomb & Lack, A
                                       Professional Corporation, in Los Angeles, California. Mr.
                                       Lack also serves as a director of Microvision, Inc.
Stephen J. Lockwood............  52    Director of HCC since 1981. Vice Chairman of the Board of
                                       Directors and Chief Executive Officer of the HCC's
                                       subsidiary LDG Reinsurance Corporation since 1988. Mr.
                                       Lockwood also serves as a director of four mutual funds
                                       managed by The Dreyfus Corporation, a subsidiary of Mellon
                                       Bank Corporation.
John N. Molbeck, Jr............  52    President and Director of HCC since November 1997. Prior to joining HCC, Mr. Molbeck was the Managing Director of Aon
                                       Natural Resources Group, a subsidiary of Aon Corporation and served as the President and Chief Operating Officer of
                                       Energy Insurance International, Inc.
Edward H. Ellis, Jr............  56    Senior Vice President and Chief Financial officer of HCC
                                       since October 1997. Prior to joining HCC, Mr. Ellis served as a partner with the international accounting firm of
                                       PricewaterhouseCoopers LLP from November 1988 to September
                                       1997.
Benjamin D. Wilcox.............  55    Mr. Wilcox joined HCC in December 1998 and currently serves as the President and Chief Executive officer of HCC's
                                       subsidiary, Houston Casualty Company, and its subsidiary,
                                       U.S. Specialty Insurance Company. Mr. Wilcox is also the
                                       Chairman of the Board of Directors of HCC's subsidiary,
                                       Avemco Insurance Company. Prior to joining HCC, Mr. Wilcox served as a Senior Vice President of Aon Risk Services,
                                       Inc., a subsidiary of Aon Corporation.
Christopher L. Martin..........  32    Vice President and Corporate Secretary of Merger Subsidiary
                                       since August 1998. Mr. Martin joined HCC as a Vice
                                       President, Secretary and General Counsel in July 1997. Prior
                                       to joining HCC, Mr. Martin was associated with the law firm of Winstead Sechrest & Minick P.C. in Houston, Texas from
                                       August 1992 to June 1997. Mr. Martin also serves as an
                                       officer of various of HCC's subsidiaries.

     None of the HCC Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to HCC's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by HCC that, to HCC's knowledge, none of the HCC Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of October 11, 1999 is set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Merger Subsidiary pursuant to the Offer.

           NAME              AGE                           POSITION
           ----              ---                           --------
David L. Cargile...........  53    Chairman, President, Chief Executive Officer and Director
Howard S. Singer...........  53    Executive Vice President -- Corporate Finance and
                                   Investor Relations and Director
Jose A. Velasco............  45    Senior Vice President, Chief Administrative Officer,
                                   Secretary, General Counsel and Director
Roxani M. Gillespie........  58    Director
John F. Kooken.............  67    Director
L. Steven Medgyesy.........  66    Director
Charles L. Schultz.........  71    Director
Charles M. Caporale........  49    Senior Vice President, Chief Financial Officer and
                                   Treasurer
Edward D. Jones, III.......  54    Senior Vice President -- Strategic Planning and
                                   Government Relations
Mark A. Carney.............  41    Senior Vice President

     All executive officers other than Charles M. Caporale and Mark A. Carney have been employed by the Company for more than five years. There are no family relationships among any of the executive officers of the Company. There have been no events under bankruptcy or insolvency laws, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any executive officer during the past five years.

     David L. Cargile joined the Company as a Senior Vice President in December 1991, and was appointed as its President, Chief Operating Officer and a director in August 1994, and as its Chief Executive Officer in March 1995. He was elected as Chairman of the Board in April 1995. Prior to joining the Company Mr. Cargile had served for a number of years as President and Chief Executive Officer of Reinsurance Facilities Corporation, a reinsurance intermediary. He has also served on the boards of directors of a number of companies engaged in the reinsurance business.

     Howard S. Singer has served as a director of the Company since its founding in 1980. Prior to joining the Company in December 1991 as its Executive Vice President -- Corporate Finance and Investor Relations, Mr. Singer had served as its independent financial consultant.

     Jose A. Velasco joined the Company in 1986 as Vice President and General Counsel. He currently holds the positions of Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. Prior to joining the Company, Mr. Velasco was in the private practice of law specializing in insurance matters. Mr. Velasco was elected as a director of the Company at the May 1999 Annual Meeting.

     Roxani M. Gillespie was appointed as a director of the Company in April 1998 to fill the vacancy created by the retirement of Kenneth C. Tyler. With over 25 years experience in the insurance industry, Ms. Gillespie was Insurance Commissioner for the State of California from 1986 until 1991, and since 1991 has been in the private practice of law in San Francisco, California, specializing in insurance matters.

     John F. Kooken has served as a director of the Company since 1986. Prior to his retirement in 1992, Mr. Kooken was Vice Chairman and Chief Financial Officer of Security Pacific Corporation, the parent of Security Pacific National Bank, Los Angeles. Since June 1992 Mr. Kooken has served as a director of Golden State Bancorp, and since February 1994 he has served as a director of Pacific Gulf Properties, Inc., a real estate investment trust.

     L. Steven Medgyesy, M.D. has served as a director of the Company since 1983. Until March 1996 he served as Medical Director of the Company's USBenefits Insurance Services, Inc. subsidiary. From 1963 until his retirement in 1993 as the Director of Laboratories at Lincoln West Medical Center, Chicago, Dr. Medgyesy practiced in the field of pathology.

     Charles L. Schultz was elected a director of the Company in May 1995. From 1985 until his retirement in 1993, Mr. Schultz held the position of Senior Vice President, Finance and Chief Financial Officer of Farmers Group, Inc., the management and holding company for the Farmers Insurance Group. Since November 1995 Mr. Schultz has served as a director of Amwest Insurance Group, a Southern California-based insurance holding company.

     Charles M. Caporale joined the Company in July 1997 as Senior Vice President, Chief Financial Officer and Treasurer. Before joining the Company, Mr. Caporale began his career at Coopers & Lybrand and served in various capacities in the insurance industry. He joined the Minet group of companies in 1985 where he served in various management positions, including Executive Vice President and Chief Financial Officer of Minet, Inc.

     Edward D. Jones, III joined the Company in September 1993 as a Vice President and was promoted to Senior Vice President in March, 1998. He is responsible for corporate strategic and business planning, government affairs, customer service, and spearheads the Company's electronic data interchange (EDI) efforts. Before joining the Company, Mr. Jones served as Executive Vice President and as a member of the Board of Directors of Medical Review Systems, a firm that he co-founded in 1990. He has also served as a consultant to and held positions with various academic and governmental organizations.

     Mark A. Carney joined the Company in September 1997 as a Senior Vice President in connection with the acquisition of INTERRA, Inc., formerly known as INTERRA Reinsurance Group, Inc. ("INTERRA") and continues to serve as INTERRA's President and Chief Operating Officer. In addition, Mr. Carney was appointed President and Chief Operating Officer of the Company's USBenefits Insurance Services, Inc. subsidiary in June 1999. Prior to joining the Company, Mr. Carney held various executive positions with health care companies and founded INTERRA in 1993. From 1993 to 1997 Mr. Carney was Chairman, President and Chief Operating Officer of INTERRA.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company has five standing Committees:

     Executive Committee. Has all of the power and authority in the management of the business and affairs of the Company to take action on behalf of the Board of Directors as may be necessary between regular meetings of the Board of Directors, when a special meeting or a telephonic meeting of the full Board of Directors is not possible or practicable.

     Audit Committee. Meets with the Company's independent auditors to review the scope and results of the independent auditors' activities and to review the results of their audit when it is completed.

     - Reviews the adequacy of internal financial and accounting controls and the results of the independent auditors' examinations thereof.

     - Recommends to the Board of Directors the appointment of the Company's independent auditors.

     - Reports its findings on any of the above to the full Board of Directors, as appropriate.

     - All members of the Audit Committee are non-employee directors.

     Investment Committee. Establishes goals for the Company's investment program as well as policies to achieve such goals.

     - Analyzes current investments and their return and suggests any changes deemed necessary.

     - Selects independent investment advisors, determines the scope of their duties and responsibilities, approves their fees and monitors and evaluates their performance.

     Compensation Committee. Establishes criteria and adopts compensation policies applicable to the Company's Chief Executive Officer and executive officers at the level of Senior Vice President and above.

     - Recommends to the Board of Directors salary, bonus and other forms of direct and indirect compensation to be paid to the Chief Executive Officer.

     - Evaluates and makes recommendations to the Board of Directors regarding compensation policies and programs applicable to all Company employees.

     - Administers the Company's annual cash bonus plan and its stock option and other long-term incentive plans.

     - All members of the Compensation Committee are non-employee directors.

     Nominating Committee. Reviews and investigates the qualifications of candidates proposed by management or by others (including candidates proposed by Shareholders or members of the Board of Directors) for election by Shareholders or election by the Board of Directors itself to fill a vacancy on the Company's Board of Directors.

     - Recommendations by Shareholders must be supported by a description of such persons' background and experience, together with the written consents of such persons to serve on the Board if elected, and should be addressed to the Nominating Committee, in care of the Secretary, The Centris Group, Inc., 650 Town Center Drive, Suite 1600, Costa Mesa, California.

     The table below identifies the current members of each Committee:

        COMMITTEE                               MEMBERS
        ---------                               -------
Executive Committee......  Directors Cargile (Chairman), Kooken, Schultz and
                           Velasco
Audit Committee..........  Directors Schultz (Chairman), Gillespie and
                           Kooken
Compensation Committee...  Directors Medgyesy (Chairman), Gillespie, Schultz
                           and Kooken
Investment Committee.....  Directors Kooken (Chairman), Gillespie, Medgyesy,
                           Schultz and Singer
Nominating Committee.....  Directors Singer (Chairman), Cargile, Gillespie,
                           Medgyesy and Velasco

     There were 13 meetings of the Board of Directors during 1998. The Executive Committee acted once during the year. Other Committees met during 1998 as follows: Audit -- 5 times; Investment -- 2 times; Compensation -- 2 times; and Nominating -- 1 time. All current directors attended or participated by telephone in at least 75% of the meetings of the Board of Directors and the Committees of which they were members during 1998. Committee members are appointed each year at the Board of Directors meeting immediately following the annual meeting of Shareholders.

BOARD COMPENSATION

     Directors who are also full-time employees of the Company receive no additional compensation for their services as directors. Non-employee directors are paid an annual retainer of $12,500 and a fee of $3,000 for each meeting of the Board of Directors attended ($1,000 for telephonic meetings). Such directors are also paid a fee of $1,000 for each Committee meeting ($1,500 for Committee Chairmen). In addition, directors are reimbursed for reasonable out-of-pocket expenses incurred by them in connection with their attendance at Board of Directors and Committee meetings.

     Non-employee directors are also entitled to receive stock option awards under the Company's Amended and Restated 1991 Directors Stock Option Plan, which was approved by Shareholders in 1996. Under this Plan, on the third business day following each annual meeting, each non-employee director is automatically granted an award of options covering between 6,000 to 9,000 Shares of Common Stock, with the number of options actually granted determined in accordance with a formula related to the Company's return on equity for the prior fiscal year. Based on the Plan formula, each of the non-employee directors received an option grant for 6,000 Shares following the 1999 Annual Meeting, with an exercise price which was the closing price of the Company's stock on the New York Stock Exchange on Monday, May 17, 1999.

     Those directors who are also employees of the Company may be entitled to additional compensation in their capacity as employees to the extent that they participate in the Company's short-term and long-term incentive compensation plans, as described elsewhere in this Statement.

EXECUTIVE COMPENSATION

     The following table provides information concerning all compensation paid or credited by the Company to the Company's Chief Executive Officer and the four most highly compensated executive officers (measured as of December 31, 1998) (the "Named Executives") for services rendered to the Company and its subsidiaries in all capacities attributable to the fiscal years ended December 31, 1998, 1997 and 1996.

                          SUMMARY COMPENSATION TABLE*

                                                                                         LONG-TERM COMP
                                                                                     ----------------------
                                                   ANNUAL COMPENSATION                 NO. OF
                                        ------------------------------------------   SECURITIES
                                                                            OTHER    UNDERLYING
                                                                            ANNUAL    OPTIONS     ALL OTHER
      NAME AND PRINCIPAL POSITION       FISCAL YEAR    SALARY    BONUS(1)    COMP    GRANTED(2)    COMP(3)
      ---------------------------       -----------   --------   --------   ------   ----------   ---------
David L. Cargile**.....................    1998       $449,435        -0-   (4)           -0-     $258,813(5)
  President, and Chief Executive
     Officer                               1997       $437,601   $300,000   (4)        60,000     $260,165(5)
                                           1996       $411,825   $280,000   (4)        45,000     $187,400(5)
Howard S. Singer**.....................    1998       $237,989        -0-   (4)           -0-     $ 17,553
  Executive Vice President --              1997       $233,054   $ 47,500   (4)        27,200     $ 17,376
  Corporate Finance and Investor
     Relations                             1996       $225,914   $ 56,818   (4)        24,000     $  9,000
John T. Grush(6).......................    1998       $293,973        -0-   (4)           -0-     $ 21,576
  Senior Vice President and President      1997       $291,646   $ 65,000   (4)        28,800     $ 20,885
  of USF RE                                1996       $291,646   $ 58,309   (4)        24,000     $ 20,213
Craig J. Kelbel**(7)...................    1998       $244,804   $ 10,000   (4)           -0-     $ 17,253
  Senior Vice President and President      1997       $239,349   $ 25,000   (4)        27,200     $ 18,251
  of USBenefits Insurance Services,
     Inc.                                  1996       $229,793   $ 69,459   (4)        24,000     $ 12,562
Jose A. Velasco........................    1998       $218,750   $ 20,000   (4)           -0-     $ 15,921
  Senior Vice President,                   1997       $202,312   $ 61,000   (4)        32,000     $ 15,490
  Chief Administrative Officer,            1996       $175,380   $ 53,165   (4)        24,000     $ 15,816
  Secretary and General Counsel

---------------
 * The Company has excluded from the Summary Compensation Table the columns relating to awards of Restricted Stock and Long-Term Incentive Plan Payouts because no such awards or compensation were earned by or paid to the Named Executives in the fiscal years covered by the table.

** The compensation paid to Messrs. Cargile, Singer and Kelbel during 1998 was pursuant to employment agreements described under "Employment Contracts and Change of Control Arrangements" elsewhere in this Statement.

(1) Cash bonus awards under the Company's Incentive Compensation Program (the "Incentive Program") are paid in the first quarter of the year and represent payment for services performed in the prior fiscal year. Accordingly, the table shows the bonus amounts in the year to which they are applicable. The gross amounts paid to all participants under the Incentive Program applicable to fiscal years 1998, 1997 and 1996 were $308,127, $1,085,500 and $1,240,000, respectively.

(2) Similar to cash bonus payments described in note (1) above, options granted in the first quarter of each year were for services performed by the executive during the prior fiscal year, and the table indicates the years to which such option grants are applicable.

(3) Each of the Named Executives was credited with $10,000 for 1998, $9,500 for 1997 and $9,000 for 1996 as the Company's matching contribution to such executive's participation in the Company's 401(k)

    Employees Savings Plan. The balance of the amount shown for each year in column (i) for these executives was the Company's matching payment to the executive's voluntary contribution to the Company's Non-Qualified Deferred Compensation Plan, plus interest paid by the Company on the funds in the executive's account under the Non-Qualified Deferred Compensation Plan, except for Mr. Cargile who also received the additional compensation described in Note (5) below.

(4) The Company also provides its executive officers health and group term-life insurance and other benefits generally available to all salaried employees, and certain additional noncash benefits, including club memberships and the use and maintenance of automobiles, which benefits in no individual case have an aggregate incremental cost to the Company which exceeds the lesser of $50,000 or 10% of that individual's total salary and bonus as reported in the "Summary Compensation Table." See also "Employment Agreement With Named Executives" elsewhere in this Statement for compensation payments to Mr. Cargile, Mr. Singer and Mr. Kelbel (or their named beneficiaries) in the event of their disability or death during the term of their employment agreements.

(5) As a result of the loan forgiveness arrangement and the additional income taxes incurred as a part of Mr. Cargile's relocation in 1995 from Atlanta, Georgia, to Southern California, as required by the Company (see "Employment Contracts and Change of Control Arrangements" elsewhere in this Statement), Mr. Cargile received additional compensation of $248,813 attributable to 1998, $213,357 attributable to 1997 and $178,400 attributable to 1996.

(6) Mr. Grush's employment was terminated by the Company on June 30, 1999.

(7) Mr. Kelbel resigned from the Company on June 1, 1999.

OPTION GRANTS

     The upper table provides information on stock option grants made in March 1998 to the Named Executives under the Company's 1991 Employee Stock Option Plan based upon the performance of the Named Executives during the 1997 fiscal year. No option grants were made to the Named Executives in March 1999 applicable to their 1998 performance. The lower table also illustrates the comparable potential appreciation in value over a 5-year period of stock held by the Company's Shareholders as a group, and by a unit of 1,000 Shares, from the value of the Company's common stock of $9.75 per Share, which was the closing price of the stock on the New York Stock Exchange on December 31, 1998.

                                                 INDIVIDUAL GRANTS
                                      (ADJUSTED TO REFLECT 100% STOCK SPLIT)
                            -----------------------------------------------------------
                                          % OF TOTAL                                      POTENTIAL REALIZABLE VALUE
                                           OPTIONS                                                AT ASSUMED
                                          GRANTED TO                                         ANNUAL RATES OF STOCK
                              NO. OF         ALL                                            PRICE APPRECIATION FOR
                            SECURITIES    EMPLOYEES                                               OPTION TERM
                            UNDERLYING     IN LAST                                            (5-YEAR PERIOD)(2)
                             OPTIONS        FISCAL       EXERCISE OR                      ---------------------------
                            GRANTED(1)     YEAR(1)      BASE PRICE(1)   EXPIRATION DATE       5%             10%
                            ----------   ------------   -------------   ---------------   -----------   -------------
David L. Cargile..........    60,000        12.11%         $12.38          03/24/08        $466,944      $1,183,354
Howard S. Singer..........    27,200         5.49%         $12.38          03/24/08        $211,868      $  536,454
John T. Grush(3)..........    28,800         5.81%         $12.38          03/24/08        $224,138      $  568,010
Craig J. Kelbel(4)........    27,200         5.49%         $12.38          03/24/08        $211,868      $  536,454
Jose A. Velasco...........    32,000         6.46%         $12.38          03/24/08        $249,042      $  631,122

---------------
(1) All options granted to the Named Executives on March 25, 1998 were applicable to services performed by them during fiscal year 1997. The exercise price of the options, $12.38, was the closing price of the Company's common stock on March 25, 1998, on the New York Stock Exchange.

(2) The information set forth in the columns marked "5%" and "10%" is at an assumed annual rate of appreciation over the 5-year period, commencing at the option grant date. The appreciation figures set forth are net of the option exercise price, but before taxes associated with the option exercise. These figures should not be viewed in any way as a forecast of actual results of the future performance of the

Company's stock, which will be determined by unknown future events and factors, including market conditions as well as the option holders' continued employment throughout the option vesting period.

(3) Mr. Grush's employment was terminated by the Company on June 30, 1999, at which time all of his options lapsed.

(4) Mr. Kelbel resigned from the Company on June 1, 1999, at which time all of his options lapsed.

OPTION EXERCISES AND HOLDINGS

     The following table provides information with respect to stock options assigned to the Named Executives in prior years under the Company's 1988 Employee Stock Plan and its 1991 Employee Stock Option Plan, specifically showing: (i) the number and value of Shares acquired by the Named Executives upon exercise of options during the 1998 fiscal year; and (ii) the number and value of exercisable and unexercisable options held at December 31, 1998.

                                                              NO. OF SECURITIES
                                    NO. OF                       UNDERLYING               VALUE OF UNEXERCISED
                                    SHARES     VALUE         UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                   ACQUIRED   REALIZED        HELD AT 12/31/98             HELD AT 12/31/98(1)
                                      ON         ON      ---------------------------   ---------------------------
              NAME                 EXERCISE   EXERCISE   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
              ----                 --------   --------   -----------   -------------   -----------   -------------
David L. Cargile.................    -0-        -0-        402,500        82,500        $957,000          -0-
Howard S. Singer.................    -0-        -0-         45,000        39,200        $ 71,500          -0-
John T. Grush....................    -0-        -0-         48,000        40,800        $ 82,500          -0-
Craig J. Kelbel..................    -0-        -0-         26,000        39,200             -0-          -0-
Jose A. Velasco..................    -0-        -0-         45,000        44,000        $ 71,500          -0-

---------------
(1) Based on the closing price of the common stock of $9.75 at December 31, 1998 on the New York Stock Exchange, minus the exercise price of the option.

LONG-TERM INCENTIVE PLAN -- AWARDS FOR THE THREE-YEAR PERFORMANCE PERIOD COMMENCING JANUARY 1, 1998

     As approved by Shareholders at the 1997 Annual Meeting, the Company's Long-Term Incentive -- Performance Unit Plan ("LTI-Plan") provides for cash payment awards intended to qualify as performance-based compensation to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended. Under the LTI-Plan performance units are assigned to each participant at the beginning of a three-year performance period. The number of performance units actually awarded to a participant is determined at the close of the three-year period, based upon: (i) the Company meeting a certain pre-determined average return on equity over the three-year performance period; and (ii) the participant's performance over the performance period relative to the target performance. New three-year performance periods begin annually each January 1 until the LTI-Plan is terminated. The Board of Directors has discretion to make certain awards under the LTI-Plan if the return on equity target thresholds are not met.

     All payments earned by participants under the LTI-Plan will automatically be deferred into the Company's Non-Qualified Deferred Compensation Plan, which provides for a vesting of the payouts over a two-year period.

     The following table sets forth the number of units assigned to each of the Named Executives under the LTI-Plan for the three-year performance period of 1998-2000. Each performance unit has a value of $10. As noted above, no awards are made under the LTI-Plan until the end of the performance period, and such awards are dependent upon the achievement of pre-determined performance target levels.

                                                  PERFORMANCE
                                                    OR OTHER          ESTIMATED FUTURE PAYOUTS
                                                  PERIOD UNTIL    UNDER NON-STOCK PRICE-BASED PLANS
                                        NO. OF     MATURATION     ---------------------------------
                 NAME                   UNITS      OR PAYOUT      THRESHOLD     TARGET     MAXIMUM
                 ----                   ------    ------------    ---------    --------    --------
David L. Cargile......................  15,785      3 years        $78,925     $157,800    $236,775
Howard S. Singer......................   5,969      3 years        $29,845     $ 59,690    $ 89,535
John T. Grush.........................   7,361      3 years        $36,810     $ 73,620    $110,430
Craig J. Kelbel.......................   6,140      3 years        $30,700     $ 61,400    $ 92,100
Jose A. Velasco.......................   5,513      3 years        $27,565     $ 55,130    $ 82,695

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     David L. Cargile. Mr. Cargile serves as the Company's President and Chief Executive Officer pursuant to a four-year employment agreement entered into in November 1996. This agreement provides for a base annual salary which was $449,435 for the 1998 calendar year, a discretionary cash bonus, and certain other benefits. The Company can terminate Mr. Cargile's employment at any time without cause by paying him 150% of the salary due to him under the remaining term of his employment agreement. In the event of his death or disability Mr. Cargile (or his beneficiary) will be paid the greater of the amount of his then current compensation remaining due for the term of the employment agreement or one (1) year's salary.

     In connection with his employment and the Company's requirement that he move from Atlanta, Georgia to Southern California, in July 1995 the Company granted to Mr. Cargile a $649,000 interest-bearing loan for the purchase of a residence, secured by a trust deed on that residence. Of that principal amount, $414,765 is being forgiven by a credit on the loan by the Company over a 60-month period. Additionally, the full amount of the loan will be forgiven if Mr. Cargile's employment terminates for any reason. As of October 18, 1999, a principal amount of $307,690 was outstanding on the above-noted loan. In addition, the Company agreed to pay to Mr. Cargile such additional amount as is required to compensate him for the additional state and federal taxes due which will arise as a result of the credit he will receive against the loan balance, and for the increase in state taxes Mr. Cargile will experience as a California resident as contrasted with the state taxes he would have otherwise paid as a resident of Georgia.

     Howard S. Singer. Pursuant to a four-year employment agreement entered into in December 1996, Mr. Singer serves as the Executive Vice President of the Company at a base annual salary which was $238,091 for the 1998 calendar year, a bonus as may be granted by the Board, and certain other benefits. He is also entitled to a one-time "piggyback" registration right at no cost to him with respect to Company stock he owns. The Company can terminate Mr. Singer's employment at any time without cause by paying him 150% of the salary due to him under the remaining term of his employment agreement. In the event of his death or disability Mr. Singer (or his beneficiary) will be paid the greater of the amount of his then current compensation remaining due for the term of the employment agreement or one (1) year's salary.

     Craig J. Kelbel. Mr. Kelbel entered into a three-year employment agreement with the Company in November 1996 to serve in the positions of President and Chief Operating Officer of USBenefits and as a Senior Vice President of the Company at a base annual salary which was $244,804 for the 1998 calendar year, and certain other benefits. Mr. Kelbel resigned from the Company on June 1, 1999. Had he not terminated his employment prior to the November 1999 expiration date of his employment agreement, the Company could have terminated Mr. Kelbel's employment at any time without cause by paying him 100% of the salary due to him under the remaining term of his employment agreement. In the event of his death or disability while an employee of the Company, Mr. Kelbel (or his beneficiary) would have been paid the amount of his then current compensation for a period of one (1) year. Mr. Kelbel resigned from the Company on June 1, 1999.

     Change in Control Agreements. The Company has entered into severance agreements with the Named Executives. Under these agreements, if their employment is terminated by the Company (other than for cause) or is terminated by the executive "for good reason" within two years after a "change in control" of the Company, as those terms are defined in the severance agreements, each of these executives (other than Mr. Cargile) would be entitled to receive a payment of two years annual salary plus an amount equal to the largest annual cash bonuses received during their employment as well as a continuation for two years of life and medical insurance benefits. Mr. Cargile would receive three years annual salary plus one-and-one-half times his largest annual cash bonus, as well as the other benefits noted above. HCC has agreed that should there be any assertion that certain additional tax payments are due on compensation that Mr. Cargile receives in connection with a change of control of the Company, HCC will have the right to contest such assertion and will hold Mr. Cargile harmless from any such additional tax payments. All of the severance agreements further state that if any executive has an employment agreement which also provides for payments upon termination, the executive will receive payments either under the severance agreement or the employment agreement, whichever payment is greater, but may not receive payments under both agreements. On October 11, 1999, the Company and the Merger Subsidiary entered into individual amendments to severance agreements with Charles M. Caporale, Mark A. Carney, Edward D. Jones, III, Jose A. Velasco, Patricia S. Boisseranc, Linton R. Groke, David L. Hubert and Barbara F. Stoner. These amendments provide that if an executive voluntarily terminates his or her employment with the Company within 120 days following the consummation of the Merger, whether or not for "good reason" (as defined in the executive's severance agreement), the executive will not be entitled to receive any of the payments he or she would otherwise be entitled to receive under the executive's severance agreement in connection with a "change in control" (as defined in the executive's severance agreement). However, if the Company or the Merger Subsidiary terminates the employment of an executive for any reason within 120 days following the consummation of the Merger, the executive will be entitled to exercise any and all rights granted to him or her pursuant to the executive's severance agreement without regard to the executive's amendment. As defined in the severance agreements, a "change in control" includes, under specific circumstances, a merger of the Company with another company which results in a 50% change of the combined voting power of the Company's securities or the sale of more than 50% of the Company's assets or, under certain circumstances, the beneficial ownership by any person of more than 10% of the Company's equity securities.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission reports of ownership and changes in ownership of common stock and other equity securities of the Company and to furnish the Company with copies of all such Section 16(a) reports that they file.

     Based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that during the 1998 fiscal year all filing requirements applicable to its officers and directors were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of October 11, 1999, the number of Shares deemed to be beneficially owned (including Shares which can be acquired within 60 days) by: (i) each director of the Company; (ii) the Company's Chief Executive Officer; (iii) the Company's four other most highly compensated officers; and (iv) all directors and all executive officers of the Company as a group, and the percentage of such holdings to the total number of shares in the class, as calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"). Except as otherwise noted, the indicated owners have sole voting and investment power with respect to the shares specified.

                                               NUMBER AND          RIGHT TO ACQUIRE
                                            NATURE OF SHARES     BENEFICIAL OWNERSHIP     PERCENT OF CLASS
            NAME AND ADDRESS               BENEFICIALLY OWNED     WITHIN 60 DAYS(1)      BENEFICIALLY OWNED
            ----------------               ------------------    --------------------    ------------------
David L. Cargile.........................         47,005               485,000                  4.43%
  650 Town Center Drive
  Costa Mesa, CA 92626
John T. Grush(2).........................              0                     0                     *
  650 Town Center Drive
  Costa Mesa, CA 92626
Craig J. Kelbel(3).......................             89                     0                     *
  650 Town Center Drive
  Costa Mesa, CA 92626
John F. Kooken...........................         29,400(4)             32,000                     *
  1170 Lorain Road
  San Marino, CA 91108
L. Steven Medgyesy, M.D. ................        594,342(5)             32,000                  5.41%
  5215 Old Orchard Road,
  Suite 300
  Skokie, IL 60077
Roxani M. Gillespie......................            -0-                12,493                     *
  2450 Hyde Street
  San Francisco, CA 94109
Charles M. Schultz.......................            -0-                32,000                     *
  325 South Rimpau Blvd
  Los Angeles, CA 90020
Howard S. Singer.........................        546,115(6)             84,200                  5.42%
  5215 Old Orchard Road,
  Suite 300
  Skokie, IL 60077
Jose A. Velasco..........................         38,989(7)             89,000                  1.10%
  650 Town Center Drive
  Costa Mesa, CA 92626
All Directors and Executive Officers of
  the Company (12 persons) as a
  group**................................      1,097,469               866,493                 15.84%

---------------
 *  Indicates ownership of less than 1% of the Company's outstanding stock.

** As described in Notes (4) and (5) below, Dr. Medgyesy holds Shares as trustee of the Singer Family Trust. Accordingly, to avoid duplicate counting, an aggregate of 172,622 Shares which are beneficially owned by both individuals have been deducted from this total. Neither Kenneth C. Tyler, who retired in April 1998, nor Bernard H. Ross who passed away in November 1998, are included in this group.

(1) This column reflects the number of Shares subject to Company stock options that could be canceled if the Offer is consummated. Upon consummation of the Offer, all outstanding Company stock options, whether vested or unvested, will be canceled. The holders of Company stock options, including the directors and executive officers of the Company, will receive a cash payment in connection with the cancellation of their options equal to the excess, if any, of $12.50 per Share over the applicable exercise price of their options.

(2) Mr. Grush's employment was terminated by the Company on June 30, 1999.

(3) Mr. Kelbel resigned from the Company on June 1, 1999.

(4) Includes 1,000 Shares held by Mr. Kooken's wife through her separate individual retirement accounts.

(5) Includes 150,932 Shares owned directly by Dr. Medgyesy; 172,622 Shares held by Dr. Medgyesy in his capacity as trustee of the Singer Family Trust, which trust is for the benefit of Howard S. Singer and members of the Singer family; 16,120 Shares held by Dr. Medgyesy's wife; and 252,894 Shares held in various trusts for the benefit of Dr. Medgyesy and members of his family. Dr. Medgyesy disclaims beneficial ownership in 441,636 of said Shares.

(6) Includes 337,065 Shares held directly by Mr. Singer; 172,622 Shares held by Dr. Medgyesy in his capacity as trustee of the Singer Family Trust, which trust is for the benefit of Mr. Singer and members of the Singer family; 16,828 Shares held by Mr. Singer's wife as trustee for the benefit of their descendants; 14,000 Shares held by a partnership of which Mr. Singer is the general partner; and 5,600 Shares held by Mr. Singer's individual retirement account. Mr. Singer disclaims beneficial ownership in 209,050 of said Shares.

(7) Includes Shares held in the employee's 401(k) account. While the employee votes the Shares in his account at any shareholder meetings, on exiting the account only the cash value of the Shares is distributed and Share certificates are not issued.

SECURITY OWNERSHIP OF CERTAIN OTHER SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of each person, other than those affiliated with the management, known to the Company as of October 11, 1999 to be the beneficial owner of more than 5% of its outstanding common stock. The Company believes that the stock in the name of the firms listed below is held by money managers, investment advisors or affiliates on behalf of their respective clients, and that none of such clients is the beneficial owner of more than 5% of the Company's stock.

                                                               AMOUNT OF SHARES     PERCENT
                      NAME AND ADDRESS                        BENEFICIALLY OWNED    OF CLASS
                      ----------------                        ------------------    --------
Kahn Brothers & Co., Inc....................................   1,057,354(1)           9.17%
  555 Madison Avenue, 22nd Floor
  New York, New York 10022
Hollybank Investments, LP...................................   1,049,400(2)           9.10%
  Dorsey R. Gardner, General Partner
  One International Place, Suite 2401
  Boston, Massachusetts 02110
Dimensional Fund Advisors Inc...............................     758,700(3)           6.58%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------
(1) As disclosed in a Schedule 13F filed with the SEC on October 8, 1999. The
    Schedule 13F indicates that Kahn Brothers & Co., Inc. is the beneficial owner of 835,784 Shares and has shared dispositive powers with respect to such 835,784 Shares.

(2) As disclosed in a Schedule 13G filed with the SEC on June 25, 1999 and furnished to the Company. The Schedule 13G indicates that Hollybank Investments, LP ("Hollybank") is the beneficial owner of 1,049,400 Shares and has sole voting and dispositive powers with respect to such Shares. Dorsey R. Gardner and Timothy G. Caffrey are the general partners of Hollybank and the managing members of Thistle Investments, LLC ("Thistle"). As disclosed in Hollybank's Schedule 13G, Thistle is the beneficial owner of 88,500 Shares and has sole voting and dispositive powers with respect to such Shares; Mr. Gardner is the beneficial owner of 90,500 Shares and has sole voting and dispositive powers with respect to such Shares; and Mr. Caffrey is the beneficial owner of 1,000 Shares and has sole voting and dispositive powers with respect to such Shares. As stated in the Schedule 13G, except to the extent of their respective interests as limited partners in Hollybank and members of Thistle, Mr. Gardner and Mr. Caffrey disclaim beneficial ownership of the Company Shares held by Hollybank and Thistle.

(3) As disclosed in a Schedule 13F filed with the SEC as of June 30, 1999 and furnished to the Company. Dimensional Fund Advisors, Inc. ("Dimensional"), an investment advisor registered under the Investment Advisors Act of 1940, furnishes investment advice to four investment companies also registered under that Act, and serves as investment manager to certain other investment vehicles, including commingled group trusts (these investment companies and investment vehicles are referred to herein as the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the 758,700 Shares described in its
    Schedule 13F that are owned by the Portfolios. All such Shares reported in the Schedule 13F are owned by the Portfolios and Dimensional disclaims beneficial ownership of such Shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As described above under "Employment Contracts and Change of Control Arrangements," in July 1995 the Company made a loan to Mr. Cargile in the amount of $649,000 in connection with the purchase of his principal residence in Southern California, a portion of which loan is being forgiven over a 60-month period. As of October 18, 1999, a principal amount of $307,690 of this loan was outstanding.

                                                                         ANNEX B

                           [ADVEST, INC. LETTERHEAD]

                                                 OCTOBER 10, 1999

Board of Directors
The Centris Group, Inc.
650 Town Center Drive, Suite 1500
Costa Mesa, California 92626

Members of the Board:

     The Centris Group, Inc. ("Centris" or the "Company") and HCC Insurance Holdings, Inc. ("HCC") intend top enter into an Agreement and Plan of Merger, dated as of October 11, 1999 (the "Agreement"), whereby a newly created wholly-owned subsidiary of HCC ("Merger Subsidiary") will offer to purchase all of the issued and outstanding shares of Centris common stock for $12.50 per share (the "Tender Offer"). Subsequent to the completion of the Tender Offer, Merger Subsidiary will be merged with and into Centris (the "Merger"), and each outstanding share of Centris common stock that was not acquired in the Tender Offer will be converted into the right to receive $12.50 in cash. (The Merger and the Tender Offer together comprise the "Transaction".) At the completion of the Transaction, Centris will be a wholly-owned subsidiary of HCC.

     In connection with executing the Agreement, Centris will enter into a Stock Option Agreement ("Option Agreement"), dated October 11, 1999, pursuant to which Centris granted to HCC an option to purchase shares equal to 19.9% of shares outstanding at the Option Agreement date, at a price of $12.50 per share, subject to the terms and conditions set forth in the Option Agreement.

     You have asked us whether, in our opinion, the cash consideration to be received by Centris shareholders is fair, from a financial point of view, to the Company and its shareholders.

     In arriving at our opinion set forth below, we have, among other things, reviewed the Agreement and Plan of Merger dated October 11, 1999, the Stock Option Agreement dated October 11, 1999, and the Stockholder Option Agreement dated October 11, 1999; the Company's Forms 10-K and 10-Q for the years 1996 through 1998 and the Company's Forms 10-Q for the quarters ended March 31, 1999 and June 30, 1999; the Company's Annual Reports to shareholders (1996 through
1998); the statutory financial statements of the Company's insurance subsidiaries (1996 through 1998); comparative financial and operating data for companies selected for each of the peer groups; and operating projections for Centris prepared by senior management. In addition, we conducted discussions with members of senior management of Centris concerning the financial condition, business, and prospects of the Company. We have, among other things, performed the following analyses and investigations: We compared the proposed purchase price per share to the trading range of Centris' common stock, both in recent months and for the last several years. We compared the proposed purchase price per share on a price/earnings and price/book value basis to recent market valuations of similar publicly traded life/health insurers. We compared the price/earnings and price/ book valuations of the proposed purchase price per share against valuations paid for life/health insurers in similar acquisition transactions.

     Advest has provided certain investment banking services to Centris in the past and has received fees for rendering these services, including a fee for advising the Company on this Transaction. As part of our engagement, the Company has agreed to pay Advest a fee for delivery of this opinion letter.

     In preparing this opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information, nor have we undertaken an independent appraisal of the assets or liabilities of the Company. This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. Our opinion is directed to the Board of Directors of Centris and does not constitute a recommendation of any kind to any shareholder of Centris as to whether such shareholder should tender his or her stock in the Tender Offer or how such shareholder should vote at the shareholders' meeting to be held in connection with the Merger. We have assumed for purposes of this opinion that there have been no material changes in the financial condition of the Company from the conditions disclosed in the Company's financial reports.

     In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration to be received by the Company's shareholders in the Transaction is fair, from a financial point of view, to the Company and its shareholders.

                                          Very truly yours,
                                          ADVEST, INC.

                                          /s/ ALLEN NADLER
                                          --------------------------------------
                                          By: Allen Nadler
                                            Managing Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Agreement and Plan of Merger, dated as of October 11, 1999, among HCC Insurance Holdings, Inc., Merger Sub of Delaware,
           Inc. and The Centris Group, Inc.
   2       Shareholder Option Agreement, dated as of October 11, 1999, among Merger Sub of Delaware, Inc. and the Shareholders of the Company named therein
   3       Stock Option Agreement, dated as of October 11, 1999,
           between HCC Insurance Holdings, Inc. and The Centris Group,
           Inc.
   4       Letter to Shareholders of The Centris Group, Inc., dated
           October 18, 1999*
   5       Confidentiality Agreement, dated August 22, 1999, between
           HCC Insurance Holdings, Inc. and The Centris Group, Inc.
   6       Consulting Agreement, dated as of October 11, 1999, by and between The Centris Group, Inc. and David L. Cargile
   7       Provisions regarding indemnification of directors and
           officers from the Company's Certificate of Incorporation and
           Bylaws
   8       Selected pages of the Company's Proxy Statement, dated March
           31, 1999, for the Annual Meeting of Shareholders on May 12,
           1999
ANNEX A    INFORMATION STATEMENT
ANNEX B    OPINION OF ADVEST, INC.

---------------

* Included with Schedule 14D-9 mailed to Shareholders.